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Washington, DC	October 26, 2011

 VIA EDGAR AND HAND DELIVERY

Jay Ingram, Esq.
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Ecolab Inc.
        Amendment No. 2 to Registration Statement on Form S-4
        Filed October 21, 2011
        File No. 333-176601

Dear Mr. Ingram:

Our client, Ecolab Inc. ("Ecolab"), today filed with the United States Securities and Exchange Commission (the "Commission") Amendment No. 3 ("Amendment No. 3") to its Registration Statement on Form S-4, Commission File No. 333-176601 (the "Registration Statement"), relating to the proposed business combination transaction involving Ecolab and Nalco Holding Company ("Nalco"). For your convenience, we have enclosed five marked copies of Amendment No. 3, which have been marked to show changes made since Amendment No. 2 to the Registration Statement was filed on October 21, 2011, as well as five unmarked copies of Amendment No. 3.

Set forth below is the response on behalf of Ecolab to the comment of the Staff of the Commission (the "Staff") contained in its letter to Ecolab dated October 24, 2011. For convenience of reference, the Staff's comment has been reproduced below in italics. Please note that all page numbers in Ecolab's responses are references to the page numbers of Amendment No. 3, unless otherwise noted.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Amendment No. 2 to Form S-4

Opinion of Nalco's Financial Advisor, page 103

Opinion of Goldman Sachs, page C-1

1.
We note your revised disclosure in response to comment 11 of our letter dated October 19, 2011, specifically, the revision to the disclosure contained in the second full paragraph on page 104 that "Goldman Sachs did not assume any responsibility for any such information." We continue to object to disclosure indicating that Goldman Sachs is not responsible for the statements made in the document relating to the information from which it derived its fairness opinion. In addition, given that the revised language deviates from the related language on page C-2, please explain why you believe the revision is consistent with and adequately reflects the scope and/or meaning of the analogous language in Annex C. In responding, please also provide us with a copy of the engagement letter between Goldman Sachs and the Nalco board. In the alternative, we will not object to revisions consistent with our comments on this topic in our letters dated September 27, 2011 and October 19, 2011, respectively.

The applicable disclosure in the Registration Statement has been revised in response to Comment 1. Please see page 104 of Amendment No.3.

Thank you for your consideration of the responses provided in this letter. Should you have any questions concerning the foregoing, please contact the undersigned at the number listed on the cover page of this letter.

Sincerely,
/s/ Craig A. Roeder Craig A. Roeder
cc:
Erin Jaskot, Esq.
Tracey McKoy
Al Pavot
James J. Seifert, Esq.
Stephen N. Landsman, Esq.
Scott A. Barshay, Esq.